January 13, 2009

Milwood Hobbs, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.
Proposed Segment Disclosures

Dear Mr. Hobbs:

Attached is the proposed segment footnote to the 2008 consolidated financial statements for Safeway Inc. (“Safeway”) which has been revised to include the disclosures discussed in our January 9, 2009 conference call with the Staff. Additional disclosures to be included in our 2008 financial statements have been presented in bold. If this proposed disclosure is satisfactory to the Staff, we will file it via EDGAR. We will also continue to monitor and evaluate our operating segments and revise future disclosures, if necessary.

As discussed in our call, when information about specific operating segment results are necessary to enhance the understanding of the overall material trends or uncertainties in our business, Safeway will add disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future Form 10-Q and Form 10-K filings, as appropriate.

Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President
Finance and Control

Note L: Segments

Safeway’s retail business, which represents more than [xx]% of consolidated sales and other revenue, operates in the U.S. and Canada. Safeway has one store format and is organized into 12 geographic retail divisions that are operating segments as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” These 12 operating segments have been aggregated into one reportable segment because, in the Company’s judgment, the operating segments have similar historical economic characteristics and are expected to have similar future prospects. The principal measures and factors we considered in determining whether the economic characteristics are similar are gross margin percentage, operating profit margin, sales growth, capital expenditures, competitive risks, operational risks and challenges, retail store sales, costs of goods sold and employees. In addition, each operating segment has similar products, similar production processes, similar types of customers, similar methods of distribution and a similar regulatory environment. The Company believes that disaggregating our operating segments would not provide material additional information.

The following table presents information about the Company by geographic area (in millions):

	U.S.		Canada		Total
2008
Sales and other revenue	$		$		$
Operating profit
Income before income taxes
Long-lived assets, net
Total assets
2007
Sales and other revenue		$36,271.4		$6,014.6		$42,286.0
Operating profit		1,496.7		275.4		1,772.1
Income before income taxes		1,141.9		261.7		1,403.6
Long-lived assets, net		9,153.9		1,468.1		10,622.0
Total assets		15,453.6		2,197.4		17,651.0
2006
Sales and other revenue		$34,721.1		$5,463.9		$40,185.0
Operating profit		1,370.4		229.4		1,599.8
Income before income taxes		1,029.2		210.8		1,240.0
Long-lived assets, net		8,553.5		1,219.8		9,773.3
Total assets		14,456.9		1,816.9		16,273.8

The following table presents sales revenue by type of similar product (dollars in millions):

	2008			2007		2006
	Amount	% of total		Amount	% of total	Amount	% of total
Non-perishables (1)	$		%	$19,178.4	45.4%	$18,513.0	46.0%
Perishables (2)			%	15,833.9	37.4%	15,067.3	37.5%
Fuel			%	3,487.8	8.2%	3,002.4	7.5%
Pharmacy			%	3,785.9	9.0%	3,602.3	9.0%

Total sales and other revenue	$		%	$42,286.0	100.0%	$40,185.0	100.0%

(1)	Consists primarily of general merchandise, grocery, meal ingredients, soft drinks and other beverages, snacks and frozen foods.

(2)	Consists primarily of produce, dairy, meat, bakery, deli, floral and seafood.